John Ganley

Securities and Exchange Commission

Re: 485(b) filing for American Growth Fund Series Two

Dear Mr. Ganley:

     Thank you for your comments concerning amending American Growth Fund’s Form N-1A for Series Two. The input from you and your associates is very much appreciated. As requested, this correspondence letter details the changes to our Form N-1A discussed in the July 27, 2016 telephone call.

American Growth Fund (the “Company”) respectfully advises the Staff that the Company acknowledges that:

· American Growth Fund is responsible for the adequacy and accuracy of the disclosure in the Form N-1A filing;

· SEC Staff comments or changes to disclosure in the Prospectus and Statement of Additional Information in response to SEC Staff comments do not foreclose the Commission from taking any action with respect to the Form N-1A filing; and

· American Growth Fund may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regarding the Prospectus:

     The hypothetical fee chart on page three of the prospectus has been updated to include five year and ten year projected numbers.

     On that same page we added language to the Principal Investment Strategy regarding undervalues securities similar to that found later in this prospectus.

     On page 5 of the prospectus we added years to the bar chart and also adjusted the dates as requested (and verified that the numbers associated with those dates remained correct). We changed the S&P one year number to 1.38% as requested.

We added spaces to the Risk sections to make them more investor friendly.

     On page 10 under Pricing of Fund shares we clarified that the comments on pricing was for non-traded REITS and would be prices as if they were traded on the open market.

We increased the font size on page 17 to 10 point as requested.

Regarding the Pact C:

     On Item 23 (j) we moved the auditors letter to that section and deleted it from the end of Part C. Regarding Item 23 (e) please be advised that American Growth Fund Sponsors, Inc. changed its name to World Capital Brokerage, Inc.

If you have any comments or questions please feel free to raise the with me anytime at 800-525-2406.

Michael L. Gaughan
American Growth Fund, Inc.
Corporate Secretary